PRIVATE LABEL PRODUCT SUPPLY AGREEMENT

BETWEEN:	LES MARQUES METRO, S.E.N.C. / METRO BRANDS, G.P., a general partnership, having its head office at 11 011 Maurice-Duplessis, Montreal (Quebec) H1C 1V6, represented herein by METRO RICHELIEU INC., its partner, itself represented by two (2) officers duly authorized as they so declare;

(hereinafter referred to as "METRO")

AND:	BLENDER BITES (HOLDINGS) LIMITED, a company, having its head office at 800 - 1199 West Hastings St. Vancouver, BC, Canada, V6E 3TE, duly represented herein; Chelsie Hodge

(hereinafter referred to as the "Vendor")

WHEREAS the Vendor has been retained by METRO, and Vendor accepts such appointment, to manufacture, distribute and supply products (referred to collectively as "Products" or individually as "Product") listed in Schedule A hereto, on a non-exclusive basis, and marketed under a METRO Trademark (as defined in paragraph 8 hereunder) in Canada (the "Territory"), the whole in accordance with the terms and conditions of this Agreement;

THE PARTIES AGREE TO THE FOLLOWING:

1. Agreement

All schedules hereto, as amended from time to time, shall form an integral part of this Agreement (hereinafter referred to as the "Agreement").

The Vendor agrees to manufacture, distribute and/or supply the Products, in accordance with the specifications prescribed in the Agreement, to the:

☒ Territory warehouses METRO may designate from time to time;

☐ Territory stores and customers METRO may designate from time to time (dropship).

METRO acknowledges that the Vendor is involved in the manufacturing, distribution and supply of Products in the Territory using the same formulation as those to be marketed under the METRO Trademark under its own proprietary mark and those of third-parties. Nothing in this Agreement shall be construed as limiting the Vendor's right to manufacture, distribute and supply the Vendor's products to any other party provided that said products do not embody any of METRO's Proprietary Information (as defined in paragraph 10 hereof) or bear any METRO Trademarks.

2. Product Quality

The Vendor shall supply Products which adhere to the final Product Specifications (the "Specifications") which have been approved and signed by Vendor's authorized employee, METRO's Product Development Manager, METRO's Regulatory Manager and METRO's Quality Assurance Manager. The Vendor is fully responsible for the quality of all Products and shall have in place procedures concerning product quality and safety that meet METRO's requirements listed in this Agreement and in Schedule B. These procedures shall be in place and effective prior to the production of any Product.

The Vendor shall be accredited to a Global Food Safety Initiative Scheme or, upon prior written approval from Metro, another industry recognized Food Safety Program. The Vendor shall have validated auditable programs covering the baseline food safety requirements of:

- Products and processes

- Sanitation, pest control, sanitizers and chemical agents

- Hygiene and competencies

- Equipment and conveyances

- Design, construction and maintenance

- Receiving, transportation and storage

- Investigation and notification, complaints procedure and recall procedure

1 / 18

The Vendor shall ensure that the Product, its manufacturing, sale, packaging and labelling comply with all federal and provincial laws and regulations including, without limitation, the Safe Foods for Canadians Act, Consumer Packaging and Labelling Act, Weights and Measures Act and the Food and Drugs Act. The Vendor shall, in all cases, be responsible for obtaining and maintaining all required licences for the Product including, but not limited to, all interprovincial or territorial trade licences as required under the Safe Foods for Canadians Act and Regulations. The Vendor shall notify the Corporation immediately should any licence be revoked or is not renewed.

The Vendor shall bear all costs relating to the modification of the Product and its packaging and labeling to comply therewith over time. The Vendor shall, in all cases where applicable, be responsible for obtaining Product and packaging approval from the Canadian Food Inspection Agency.

The Vendor shall comply with the tender rules and policies of METRO and provide all information and documentation required by METRO. The Vendor represents and warrants that all information provided is complete, true and accurate.

The Vendor shall also comply with the Complaint Handling or Recall procedures laid out in Schedule C. Without restricting the generality of the foregoing, the Vendor shall, upon receiving a complaint of any nature whatsoever regarding any Product, notify METRO of it without delay, and shall also advise METRO of all voluntary and mandatory product recalls for any reason whatsoever.

3. Product Certification (Kosher, Halal or other certification)

If Products are identified with any certification ("Certification") including without limitation kosher, halal, organic, Fair Trade, AC, 100% Canadian milk, without gluten, sustainable palm oil, "Aliments du Québec", "Aliments préparés au Québec" or any other certification or seal of origin granted or governed by a third party authority (the "Certification Authority"), the Vendor shall:

i) provide all additional information METRO may require from time to time with respect thereto and inform METRO without delay of any changes relating thereto;

ii) obtain and maintain at all times valid required Certification granted or governed by the Certification Authority identified in the Specifications and accurately identify same on the packaging and labeling of the Products;

iii) pay all fees, assessments or fines required to maintain the Certification which shall already be included in the prices for the Products;

iv) comply at all times with all applicable guidelines, terms and conditions of such Certification Authority as well as applicable laws and regulations;

v) report immediately to METRO (i) any modification of the Certification Authority or termination of any Certification (ii) any violation, non-conformity, recall, known or suspected matter that may have an impact on the Products complying with the Certification and fully cooperate with METRO in the recall procedures;

vi) maintain in force all agreements required by the Certification Authority, if any, and provide copies thereof to METRO as well as any valid proof of certification of the Products by the Certification authority.

The Vendor acknowledges that the terms and conditions of this Agreement take precedence over any other contract relating to the Certification and as such, the Vendor acknowledges being solely responsible for the Certification and to abide to all obligations relating to obtaining and maintaining such Certification, and in the event of default thereof, the Vendor shall fully indemnify and hold METRO Parties (as defined in section 9 hereunder).

4. Packaging and Labelling

The Vendor shall obtain all packaging and labelling materials at its own expense, unless specified otherwise in writing, and as directed by METRO. The Vendor shall make sure that the packaging is adequate to ensure Products' conservation as specified in the Specifications. The Vendor shall also ensure that the packaging is adequate for transportation and will facilitate Products' effective marketing and storage, the whole in compliance with METRO's policies.

METRO shall invoice the Vendor for all costs relating to the creative packaging design. The Vendor shall be responsible, at its own expense, for the required dies, plates, cylinders, colour proofs, final working negatives and positives, printing equipment and materials for packaging and labels, (hereinafter the "Materials"). All Materials are the sole property of METRO. Upon expiration of the term relating to the supply of any Products referred to in Schedule A or if this Agreement is terminated, for whatever reason, the Materials shall be, at Vendor's cost, delivered to METRO's designated location or, at METRO's option, destroyed, provided the Vendor delivers to METRO a certification of destruction signed by an officer of the Vendor.

2 / 18

METRO shall designate printers and providers of pre-press services for certain packaging materials in order to create packaging of consistent quality, ensure good service and help control Product costs. The Vendor may propose an alternative printer only if:

(i) the printing requires a specific technology not available with METRO's designated printers; or

(ii) the travel distance from such METRO designated printers is in excess of one thousand kilometers

(1,000 km) from the Vendor's warehouse or manufacturing facility used for the Products.

(iii) the costs of using such alternative printer are lower than those of designated printers for the same level of quality of printed materials, subject to METRO'S prior written approval and the following conditions. Supplier shall provide a copy of the submission of the alternative printer and at least one submission from a designated METRO printer showing the price difference for the same specifications, along with a sample of a printed package from such alternative printer for quality comparison to be evaluated at the discretion of METRO. In addition, METRO reserves the right, at any time, to reject any packaging and to remove its approval of the alternative printer for quality reasons. Any alternative printer shall adhere to METRO's terms and conditions relating to the development of packaging and labelling, including the respect of delays and related penalties.

In the event of breach of this provision by the Vendor, METRO shall charge Vendor a penalty of $1,000 per SKU in breach thereof. Once the printer has been selected and approved by METRO, Vendor shall not move any of the Materials to any other location or printer without METRO's prior written consent.

METRO shall have the right, insofar as allowed by law, to modify Product packaging or labelling, at its sole and entire discretion, provided METRO gives the Vendor a six (6) month prior written notice of such change to allow the Vendor to use up existing inventories of packaging and labelling materials inconsistent with the new packaging or labelling, and to order and receive delivery of new packaging and labelling materials. METRO shall not be responsible for any further notice period or for any inventory remaining after such 6 month notice. Delivery of Products with new packaging shall relieve METRO from any obligation to buy remaining stocks of Products with old design, if any. In the event that Vendor has less than six (6) months of inventory of packaging and labelling materials remaining at the time Vendor receives such notice from METRO, Vendor shall forthwith advise Metro of the quantities remaining and the parties shall agree, acting reasonably, on proper arrangements in a view to ensure constant supply of Products during such 6 month period.

Vendor may not make any changes to the Product packaging or labelling without METRO's prior written consent.

5. Shipping

Products ordered by METRO shall be delivered by the Vendor to the Territory warehouses METRO may designate from time to time or the Territory stores or customers METRO may designate from time to time, if drop shipment is applicable, the whole according to the delivery schedule established by METRO and the Vendor.

The warehouse delivery efficiency level is set at ninety-eight per cent (98%) for each order and the Vendor shall comply with it at all times, failing which, penalties as indicated in METRO's policies shall apply. Without prejudice to any other rights, material or consistent failure to comply with this delivery efficiency level shall constitute a material default in respect of which no prior notice shall be required to terminate this Agreement.

6. Product Condition

Once a Product has been approved by METRO, Vendor shall not make any changes to such Product or anything that would affect the Product Specifications without METRO's prior written consent. METRO may, at its sole discretion, reject and return to the Vendor or retain, at the Vendor's expense and risk, any Product that does not meet Product Specifications or that METRO, acting reasonably, does not deem satisfactory, or that is shipped contrary to METRO's instructions or in quantities over or under those specified, or substituted for the

Product, or shipped in packaging other than as stated in the Product Specifications (or, absent such Specifications, in recognized standard packaging), or that allegedly or actually violates any applicable law or regulation. METRO may charge the Vendor, who shall pay forthwith, all unpacking, inspection, repacking, storage, shipping and reshipment costs pertaining to any rejected Product.

3 / 18

With respect to any Product that is a drug or medical device as defined by the laws and regulations applicable to METRO, the Vendor shall inform METRO of the drug or device's projected useful life as determined by the Vendor.

With respect to any Product that is a medical device for which METRO must obtain a medical device licence from Health Canada or any other regulatory body, the Vendor warrants and guarantees that the original medical device licence application for the Product and the Product meet the ISO 13485 standard and shall provide METRO with the original medical device application number and catalogue numbers concerning said Product. The Vendor acknowledges that any change to an original product licensed by Health Canada or meeting the ISO 13485 standard may affect METRO's medical device licence for the Product. Therefore, the Vendor shall inform METRO immediately of any modification, change or cancellation whatsoever involving any such original product, and shall refrain from any action as regards METRO so as not to hinder METRO's obtaining a medical device licence for the Product.

With respect to any Product that is a drug or a natural health product which requires an identification number from Health Canada or any other regulatory body, the Vendor warrants and guarantees that it has obtained the valid market authorization for any such Product in the Territory and shall provide METRO with the original product identification number. Upon request, the Vendor shall also provide METRO with copies of the stability studies regarding any such Product for each type of packaging in which the Product is sold in the Territory; said studies shall be supported by full long-term stability data which are also to be provided to METRO.

The Vendor must also inform METRO of any such Product's shelf life and the period of time during which the Product will remain consistent with Product Specifications both under and outside recommended transportation and storage conditions.

All food Products shall bear on the external packaging a "Best Before date" which shall reflect such Product's shelf life and which date shall be no more than 6 months from the date of production, unless a Product is subject to an "Expiration date" in accordance with applicable regulations in which case Vendor shall comply with such regulations and bear such "Expiration Date".

Except if otherwise specified in a Schedule hereto, all Products shall at least have eighty percent (80%) of said shelf life remaining at the time of the Product's delivery to METRO's warehouses or METRO's designated stores and customers.

Payment for or receipt of a Product at METRO's warehouses, at the warehouses of its brokers or at METRO- designated stores or customers shall not constitute acceptance, the latter being subject to inspection and approval by METRO. If METRO requests rework to make the Product meet Specifications, all rework arrangements, including Product return, shall be made, at METRO's request, by the Vendor at no additional cost to METRO.

Without limiting the generality of other provisions herein, the Vendor agrees not to resell, transfer or donate, nor to permit the resale, transfer or donation by its insurers, suppliers or any third parties, of any Product rejected or returned by METRO for any reason, without the prior written consent of METRO.

7. Prices and Terms of Payment

The Vendor agrees to supply the Products to METRO at the prices and conditions agreed upon by METRO and the Vendor for each of the Products and METRO agrees to respect the terms of payment, as set out in the costing sheets included in Schedule A.

Prices shall remain fixed and shall not be subject to any increases during the term specified for a Product in Schedule A except if it is clearly demonstrated to METRO's satisfaction, that the increase is justified because of an increase of the costs of raw materials necessary to the manufacture of the Product and that such increase has been generally accepted by the industry. A minimum period of twelve (12) weeks is required following receipt of any request for cost price adjustment forms for analysis and implementation of any new price, if applicable. No request for price increase shall be considered (i) until the expiry of the first twelve (12) month period following the first delivery of the Products or (ii) while Vendor is in a bid process with METRO for other products of a category similar or related to the Products.

4 / 18

8. Trademarks

METRO places great value on all of its trademarks, whether they are registered or not, including all of its logos, artwork, promotional material, trade dress and copyright of which it is the owner or authorized user ("METRO

Trademarks").

METRO actively protects its METRO Trademarks from misuse and unauthorized use and does not permit the manufacturing, handling and/or packaging or sale of any product bearing a METRO Trademark without METRO's prior written authorization. The Vendor acknowledges that METRO is the sole owner or an authorized user of the METRO Trademarks. The Vendor has no rights whatsoever regarding the METRO Trademarks and may use them only as provided herein and subject to the terms and conditions hereof. The Vendor shall not use a METRO Trademark or promotional material without METRO's prior written consent.

The Vendor shall not use any trademark likely to cause confusion with any of the METRO Trademarks or file for trademark registration for any such confusingly similar trademark or do such things as to prevent or oppose the registration of any METRO Trademarks.

9. Infringement

The Vendor represents and warrants that the Products' manufacture, supply and sale does not infringe upon any patent, industrial design, trademark, copyright or other intellectual property right of any third party or is in violation of any applicable law. The Vendor shall indemnify and hold harmless METRO, Metro Richelieu Inc., Metro Inc., Metro Ontario Inc., McMahon Distributeur Pharmaceutique Inc., their affiliates, directors, employees, consultants, insurers, clients and customers (the "Indemified Parties") from and against any and all past, present and future claims, counterclaims, actions and causes of action, lawsuits, complaints, demands, prejudice, losses, costs and damages (hereinafter "Claims") made or brought by any third party against any of the Indemnified Parties for infringement of any patent, industrial design, trademark, copyright or other intellectual property right of said third party or arising from any Indemnified Parties' activities relating to the Product, or arising out of the violation of any applicable law, save and except if such infringement or violation of the law results from an Indemnified Party's specific instructions. The provisions of the second paragraph of section 13 shall apply hereto.

10. Confidentiality

For the purposes of this Agreement, "METRO Proprietary Information" includes any volumes, market and other financial data as well as METRO's other non-public confidential information. "Vendor Proprietary Information" includes Vendor's formulas and recipes, ingredient lists and proportions, manufacturing methods, price lists and other financial data as well as Vendor's other non-public confidential information.

The Vendor undertakes for itself as well as its employees, agents and contractors, to keep all METRO Proprietary Information as well as the terms and conditions of this Agreement in strict confidence and to refrain from using same, without METRO's prior written consent, except for purposes of performing its obligations under this Agreement. Furthermore, the Vendor shall disclose METRO Proprietary Information only to those who have been informed of its confidential nature by the Vendor itself and have agreed to be bound by the confidentiality terms and conditions of this Agreement. The Vendor shall not publicize or advertise in any way whatsoever to any third party or the public at large, without METRO's prior written consent, that it is manufacturing, distributing or supplying Products for METRO.

METRO undertakes for itself as well as its employees, agents and contractors, to keep all Vendor Proprietary Information as well as the terms and conditions of this Agreement in strict confidence and to refrain from using same, without the Vendor's prior written consent, except for purposes of performing its obligations under this Agreement. Furthermore, METRO shall disclose Vendor Proprietary Information only to those who have been informed of its confidential nature by METRO itself and have agreed to be bound by the confidentiality terms and conditions of this Agreement.

Proprietary Information shall not, however, include any information which (i) was publicly known and made generally available in the public domain prior to the time of disclosure by the disclosing party; (ii) becomes publicly known and made generally available after disclosure by the disclosing party to the receiving party through no action or inaction of the receiving party; (iii) is already legally in the possession of the receiving party at the time of disclosure by the disclosing party as shown by the receiving party's files and records immediately prior to the time of disclosure; (iv) is obtained by the receiving party from a third party without a breach of such third party's obligations of confidentiality; or (v) is independently developed by the receiving party without use of or reference to the disclosing party's Proprietary Information, as shown by documents and other competent evidence in the receiving party's possession.

5 / 18

In the event that either party receives a request or demand, under the terms of a subpoena or order issued by a court of competent jurisdiction or a competent governmental authority, to disclose all or any part of the Proprietary Information or of the terms and conditions of this Agreement, said party shall promptly notify the other party of the existence, terms and circumstances surrounding such request and the parties shall assist each other in obtaining a protective order or other remedy, if appropriate.

The obligations contained in this section shall survive the termination of this Agreement. Upon either party's request, the other party shall promptly return or destroy all of the other party's Proprietary Information in its possession.

11. ECCnet, Data format and Tax information

The Vendor is responsible for:

(i) listing, at its expense, each Product in the ECCnet Registry at the applicable fees at the time of registration within the prescribed time frames set out in the document entitled "Late Charge

Consent Form";

(ii) providing METRO the up-to-date data needed to create, identify and modify all Products as well as their trade dress in its information systems;

(iii) correctly and timely identifying all Products it sells METRO in Québec and/or Ontario as to the applicable indirect taxes prescribed by law, specifically the goods and services tax "GST", Québec sales tax "QST", and the Harmonized Sales Tax "HST" and any replacement tax thereof, hereinafter "Taxes" or "Tax" depending on the context, and providing this information to METRO in writing or in a mutually acceptable format before the delivery of the Products so as to enable METRO, based on the Vendor's information, to apply or not the relevant Taxes in its information systems thereby allowing it to identify the Products to be considered taxable supplies on resale to its clients and customers.

The Vendor shall be fully responsible for any liability arising out of any errors or omissions concerning the Vendor's identification and qualification of a Product as taxable or not with respect to any and all Taxes or failure to timely provide such information; the Vendor acknowledges having the best knowledge of its Products, whether or not it manufactures the Products and being the best suited to provide such Tax information. Should the Vendor fail to make the necessary disclosures within the time prescribed, it shall be deemed liable just as if it had given METRO incorrect information pertaining to the taxes.

The Vendor shall indemnify and save the Indemnified Parties harmless for all Taxes, interest and penalties relating to any Claims, demand(s), assessment notice(s) or draft assessment notice(s) from Tax authorities arising out of any such errors, omissions or delays of the Vendor in providing Tax information. Vendor shall not be responsible for any errors by METRO in the application of Taxes on resale to customers if Vendor provided accurate Tax information.

12. Inspection

METRO and its agents shall have access to the Vendor's manufacturing facilities pertaining to Products, during regular business hours and upon reasonable notice, in order to ensure that Products are manufactured according to METRO's standards and Specifications and to applicable laws and regulations.

METRO, acting reasonably, may take Product samples periodically for laboratory analysis. Product analyses shall be at Vendor's expense.

METRO may require that the Vendor provide an audit of the plant where the Products are manufactured, to be performed by a firm acceptable to METRO, at the Vendor's expense. If the Vendor does not comply with such request, METRO may arrange for such audit to be performed, at Vendor's cost. Under no circumstances will such measures relieve the Vendor from any of its responsibilities hereunder.

6 / 18

13. Indemnity and Insurance

The Vendor agrees to indemnify and hold harmless the Indemnified Parties from and against all Claims, losses, damages, injuries, liability, costs and expenses (including lost profits, Product recalls and consumer complaint costs) incurred by them and resulting from any breach of this Agreement on the part of the Vendor or in connection with the quality, the safety or defectiveness of any kind of the Products supplied by the Vendor or arising out of any act or omission on the part of the Vendor or of any person for whom the latter is legally responsible, and which has not otherwise arisen from the negligence or intentional omission of METRO, or out of any violation of law or regulation or non compliance with a Certification authority or governmental authority.

As part of this indemnification, the Vendor shall assume full responsibility for all reasonable costs and expenses incurred (including all counsel fees, disbursements, judgments and/or settlements thereby incurred) in conjunction with the investigation, defence and settlement of any and all Claims. Upon METRO's request, the Vendor shall, in a timely manner, assume the investigation and defence of a Claim, provided, that the Vendor shall keep METRO informed with respect to such defence and chosen counsel, and METRO reserves the right to approve counsel, which approval shall not be unreasonably withheld, and provided, further, that the Vendor not enter into any settlement without METRO's consent, which consent shall not be unreasonably withheld. This obligation shall survive the termination of this Agreement for any reason whatsoever.

At all times during the term of this Agreement, the Vendor shall maintain a broad public liability insurance policy covering damages, including injuries and death, for a minimum of $10,000,000 per incident. The policy shall name METRO, Metro Richelieu Inc., Metro Inc., Metro Ontario Inc. and McMahon Distributeur Pharmaceutique Inc., each as additional insured and shall contain a clause to the effect that the insurer shall give METRO at least thirty (30) days' written notice by registered mail before the policy's cancellation, non-renewal or any modification affecting the rights of the additional insureds. The Vendor shall provide METRO with copies of insurance certificates within thirty (30) days of execution of this Agreement and in any event prior to any delivery of Products and after each renewal.

14. Term

This Agreement is intended to govern the general terms and conditions of the business relationship between the parties and the term of this Agreement shall commence on the earliest of the date indicated on Schedule A or the signature of this Agreement (the "Effective Date"). If at the expiration of the term provided in Schedule A, METRO has not provided the Vendor with a six (6) month written notice of its expiration, the Agreement shall remain binding on both parties until such 6 month notice is given by either party.

Notwithstanding the above, either party may terminate this Agreement or any part of a Schedule A in force with respect to a Product upon sending a six (6) months prior written notice to the other party.

Upon termination of this Agreement or termination with respect to a specific Product, as the case may be, all Products, packaging and labelling Materials remaining in the Vendor's possession shall be destroyed at the Vendor's expense and certified by a duly authorized representative of the Vendor.

Notwithstanding the termination of this Agreement, the provisions of section 8, 9, 10, 11 and 13 shall survive the termination of this Agreement.

15. Default

In the event of a party's default hereunder, the other party shall send the defaulting party a written notice of such default providing a reasonable delay to cure such default depending on the nature of the default. If the defaulting party fails to cure such default within the provided delay, the other party, shall be entitled to, in addition to all of its other rights and recourses and at its entire discretion, terminate this Agreement or terminate it with respect to a specific Product if the default relates to such Product, upon sending a written notice. METRO shall have the right to terminate this Agreement or, at its entire discretion, terminate it with respect to a specific Product upon written notice should cost prices, availability, service or quality fail to meet the Specifications set out in this Agreement or any of its schedules.

With respect to any breach of the sections entitled "Trademarks", "Infringement", "Confidentiality" and "Bankruptcy and Insolvency", and the third paragraph of the section entitled "Product Quality", provisions or any other material default that is not curable, no notice to cure such default shall be required and the terminating party may forthwith terminate this Agreement or terminate it with respect to a specific Product upon written notice.

7 / 18

16. Bankruptcy and Insolvency

If the Vendor makes any assignment for the benefit of creditors or any arrangement or compromise or becomes bankrupt or insolvent or takes the benefit of or becomes subject to any legislation that may be in force relating to bankrupt or insolvent debtors or if a receiver or trustee is appointed for the property or business of the Vendor or any part thereof or if any application or petition or certificate or order is made or granted for the winding-up or dissolution or liquidation of the Vendor or of its assets, voluntarily or otherwise (collectively an "Insolvency event"), METRO may, at any time and at its sole and entire discretion, cancel in whole or in part any outstanding orders and terminate this Agreement without further notice and recover immediately all METRO Proprietary Information, Materials and any other document or items belonging to METRO.

If METRO becomes subject to an Insolvency Event, the Vendor may, at any time and at its sole and entire discretion, cancel in whole or in part any outstanding orders to be delivered to METRO, and terminate, without further notice, this Agreement.

17. Notice

Any notice given pursuant to this Agreement shall be in writing and hand-delivered, faxed during regular business hours or sent by registered mail or FedEx/UPS. Any such notice shall be deemed to have been received upon delivery or fax transmission thereof. Notices shall be sent to the addresses below or to any other address that either party may indicate to the other as provided for herein.

Notices to the Vendor shall be addressed as follows:

Blender Bites (Holdings) Limited
800 - 1199 West Hastings St.
Vancouver, British Columbia
6E 3TE

Attention: Chelsie Hodge

Notices to METRO shall be addressed as follows:

LES MARQUES METRO, S.E.N.C. /

METRO BRANDS, G.P.
Place Carillon

7151 Jean-Talon Blvd. E., suite 300
Montréal, Québec H1M 3N8

Attention: Development Manager

Fax: 514-356-5811

And copies of all such notices shall be sent to:

McMAHON DISTRIBUTEUR PHARMACEUTIQUE INC.

12225 Industriel

Montréal, Québec H1B 5M7

Attention: Director of Purchasing and Merchandising

Fax: 514-356-4676

8 / 18

18. Assignment and subcontracting

The parties hereto agree that they do not have the right to assign their interests herein without the written consent of the other party, which consent shall not be unreasonably withheld.

The Vendor may subcontract any part of the manufacture and supply of the Products, provided that (i) Vendor notifies METRO from time to time of the names and addresses of any such subcontractor (ii) such subcontractors agree to abide by all the terms and conditions herein (iii) Vendor and such subcontractor become solidarily (jointly and several) liable for the compliance with all of the terms and conditions hereof.

19. Entire Agreement

This Agreement, together with the Schedules hereto and all documents forming part of the bid package, including, without limitation, the tender rules and policies of METRO and its affiliates, as such policies may be modified from time to time upon reasonable written notice, set forth the entire agreement and understanding between the parties. There has been no promises, representations, agreements, conditions or understandings, either oral or written, between the parties other than as herein set forth. In case of discrepancy between the different documents forming this Agreement, priority shall be given to the provisions of Schedule A and the Specifications and to any terms and conditions that are more specific.

20. Amendments to the Agreement

No subsequent alteration, amendment, change or addition to this Agreement shall be binding upon the parties unless in writing and duly signed by both parties. The parties agree that during the term of this Agreement Schedule A may be amended by the parties from time to time and such amended Schedule shall take effect upon its signature by all parties to this Agreement, replacing the previous Schedule under this Agreement.

21. Time of the Essence

Time is of the essence of this Agreement.

22. Notification and Waiver

The Vendor shall promptly notify METRO of any violation of this Agreement of which the Vendor has knowledge and shall work in collaboration with METRO to minimize the consequences of said violation. The parties agree that no failure to exercise a right or requirement shall constitute a waiver of such right or requirement.

23. Titles

All titles used herein are inserted for ease of reference only and are not to be used to interpret the provisions of this Agreement.

24. Right of Set-Off

The Vendor agrees that METRO shall have the right to set off any monies owed to METRO by the Vendor against any monies owed to the Vendor by METRO, provided reasonable justification is provided.

25. Governing Law

This Agreement shall be interpreted, constructed and governed by the laws of the province of Quebec and is binding on the parties hereto, their successors, assigns and beneficiaries. This Agreement shall be deemed to have been entered into in Montreal where it is to be executed, and the parties hereto acknowledge the exclusive jurisdiction of the Court of the district of Montreal.

9 / 18

26. Further Assurances

The parties agree to sign and deliver such further documents and do such other things as may be reasonably required to give effect to this Agreement.

27. Vendor compliance with METRO's Codes of conduct and policies

27.1 METRO's Supplier Code of conduct for responsible procurement. METRO has adopted a supplier code of conduct for responsible procurement. A current copy of said code is available on METRO'S corporate website under the "Corporate Responsibility" tab and at the following address https://corpo.metro.ca/userfiles/file/PDF/suppliers-code-conduct.pdf. The code, including its subsequent amendments, are incorporated hereto by reference. The Vendor acknowledges having read said code, agrees to comply therewith and undertakes to comply with any subsequent amendments, upon receipt of any such changes to the code.

27.2 METRO's Code of conduct. The code of conduct of METRO's employees prohibits its employees to accept gratuities other than gratuities of nominal value that are in keeping with current business practices. These privileges must be of nominal value and non-repetitive in nature and must not cast doubt on the employee's integrity. The Vendor shall not place METRO's employees in a situation that might adversely compromise METRO's standards of ethical behaviour or create a conflict of interest. In addition, the Vendor must report any misconduct of this nature by any employee of METRO, brought to its attention, directly to the employee's superior or to a METRO executive.

27.3 METRO's Policies. METRO, acting reasonably, reserves the right to adopt policies concerning its relations with suppliers. In such case, each policy, including its subsequent amendments, will be incorporated hereto by reference, upon receipt by Vendor of a notice thereof.

28. Language

It is the express wish of the parties that this Agreement and all related documents be drawn up in the English language. Il est de la volonté expresse des parties que la présente convention et tous les documents qui s'y rattachent soient rédigés dans la langue anglaise.

The parties hereto accept and agree to the above terms and conditions, and have signed this Agreement through their representatives on the dates shown below.

Signed in Montreal, the	06/27/2023	Signed in	Vancouver 06/27/2023

LES MARQUES METRO, S.E.N.C. / METRO BRANDS, G.P. Represented by one of its partners METRO RICHELIEU INC.		Blender Bites (Holdings) Limited

Per:		Per:
	Marie-France Gibson Vice President, Corporate Brands		Chelsie Hodge Founder & CEO

Per:
Name: Marie-Claude Héroux
Development and Negotiation Manager

Per:
Marie-Ève Goulet Assistant Corporate Secretary

10 / 18

LIST OF SCHEDULES

SCHEDULE A -PRODUCTS AND COMMERCIAL TERMS
SCHEDULE B - PROCEDURES CONCERNING PRODUCT QUALITY AND SAFETY
SCHEDULE C - COMPLAINT HANDLING AND RECALL PROCEDURE

11 / 18

SCHEDULE A

LIST OF PRODUCTS

12 / 18

QA Document Control Code:	00B.01
Revision Date:	February 10, 2020
QA Document Title:	Annex B - Private Label Quality Assurance
Program Schedule

PURPOSE

To purpose of the Metro Incorporated Private Label Quality Assurance Program Schedule is to outline the commitments the vendor shall make to adhere to the requirements, as listed below. The program requirements are standard for all vendors with no exceptions unless contained herein. Note that the schedule below does not encompass the whole of the Metro Inc Quality Assurance Program.

SCOPE

The vendor shall follow this schedule as per the requests of the Metro Incorporated Private Label Quality Assurance department. Appropriate representative samples shall be supplied when necessary to Metro Inc approved third party laboratories for third party testing, and results shared with Metro Private Label Quality Assurance team.

RESPONSIBILITY

It is the responsibility of the vendor to ensure the smooth execution of this schedule and provide Metro Incorporated with proper corrective action plans for approval prior to implementation where requested. Vendors shall arrange for third party testing to be performed by ISO 17025 accredited laboratories. Results of third party testing are to be provided to the Metro Private Label team upon request.

PROCEDURE

Time frames outlined in this document are calculated following the confirmation of business being awarded to the vendor.

Parameter	Frequency
Vendor Risk Assessment Questionnaire (Food or Non-Food, and Gluten Free)	Vendor Risk Assessment Questionnaire must be completed prior to sample submission.
Facility Third Party GFSI Audit

Food Vendors:
METRO requires all food vendors to obtain, and maintain, at their own expense, certification against a food safety certification program (CPO) that is recognized by the GFSI. All accredited GFSI schemes are accepted, provided the scope of certification covers the product(s) and production line(s) in the facility where the Metro private label food item(s) will be made. The relevant certifications must be in place prior to awarding of business. This requirement extends to all co-manufacturers and co-packer arrangements that may be involved.

The full audit report, corrective action report, and certificate must be submitted by the vendor to Metro Private Label Quality Assurance Manager prior to awarding of business and annually thereafter during duration of business relationship.

Exceptions are rare. In such instances, where a vendor may not be certified to a GFSI recognized scheme prior to the business being awarded, the vendor must provide alternative 3rd party audits. NSF international is the third party auditing company approved by Metro Inc. In special circumstances, Metro Inc. may accept other recognized food safety and quality system audits. These may require NSF translation to verify Metro requirements are met. Acceptance will be at the discretion of the Quality Assurance Manager - Private Label. A vendor who has yet to achieve GFSI certification is required to provide Metro Inc. with a timeline for implementation that will ensure certification prior to the completion of the project and the launching of the product in our stores.

Non-Food Vendors:
METRO requires all non-food vendors to obtain, and maintain, at their own expense, 3rd Party certification against a product safety/GMP standard that is appropriate based on the product risk (High Hygiene or Low Hygiene GMP / Quality Systems audit).

For all food contact products, including packaging, wraps, and containers, the vendor must provide evidence indicating the products are produced in a facility and using materials approved for direct food contact, as well as provide evidence of no objection to direct food contact as applicable.

All audits are completed at the expense of the vendor

13 / 18

QA Document Control Code:	00B.01
Revision Date:	February 10, 2020
QA Document Title:	Annex B - Private Label Quality Assurance
Program Schedule

Vendor Supply Agreement	Vendor Supply Agreement must be signed at the time the business is awarded.
Product/Plant changes	All proposed product/plant changes must be approved by the Business Development Manager prior to approval. These changes include, but are not limited to: formulation, process, packaging, manufacturing site.
Parameter	Frequency
Nutritional labels and claims

Product nutritional verification may be performed annually via third party analysis.

Nutritional data to be used on product packaging must be provided at the commencement of the business relationship.

All nutritional testing is at the expense of the vendor.

Specification Documents	All specification documents must be completed by vendor for all private label products after the award of business upon request from the Metro Inc Private Label Team.
Materials specifications & Production documents	For investigative purposes or for verification of allergen, gluten, glass, organic or kosher type control programs vendor may be asked to provide additional information relating to the production of the Metro Inc private label products.
Product Certifications	Should the Business Development Manager mandate a certification to be achieved for the purpose of a package claim: such as allergen free claims, gluten free, organics, kosher, GMO, etc; it is the responsibility of the vendor to implement the required program, pass all associated site and/or product certification audits and product tests and maintain the program to the expected standard of the issuing body.

Vendor will cover all costs associated with implementation and maintenance of these programs.
First Production Sample Submission	A minimum of 3 cases from beginning, middle and end of all first productions of all private label product skus as requested by the Metro Inc Private Label Team must be submitted for Quality Assurance approval prior to shipment/receiving of product into Metro Inc warehouses. Any product shipped without approval will be placed on hold and may be rejected at the vendors expense.
Shelf life verification	Metro Quality Assurance Department initiates real-time (organoleptic) shelf-life studies on all approved first productions for food, and where applicable, non-food items.

A vendor may be asked to provide written verification of shelf life at any time during the Metro Inc/vendor relationship. It is expected that this testing be completed by an ISO 17025 accredited third-party lab using accredited test methods and paid for by the vendor. For products whose shelf life is listed as being outside industry standard or which consist of a unique formulation/packaging/process the vendor is required to submit a third-party shelf life study.
Product Traceability	The vendor shall ensure product traceability information meets Metro approved standards as per product specifications. If a vendor is unable to meet the preferred standard, then prior approval must be given.

Where multiple sites produce the same product, the vendor must ensure unique product identifiers are applied to differentiate the products for traceability.
Non-food Quality Monitoring and Bid Testing	Vendors will cover the charge for non-food testing of a minimum of one unique formula they produce for Metro Inc annually.

The vendor will cover the cost of any third-party testing for all unique formula submissions and will pay the invoice regardless of bid outcome.
Customer Care	Vendors must fully cooperate with all Customer Care product investigations and requests for information. Vendors must complete QIR's for foreign object and quality or safety related incidents.

Metro Inc reserves the right to conduct an internal investigation prior to release of samples to the vendor.

14 / 18

QA Document Control Code:	00B.01
Revision Date:	February 10, 2020
QA Document Title:	Annex B - Private Label Quality Assurance
Program Schedule

Non-Conformances	For any non-conformances observed on private label products, the vendor is required to provide Metro Inc Quality Assurance department with a corrective action plan for approval prior to implementation. For significant non-conformances, a withdraw or recall may be initiated.
Metro Inc Recall Policy	Vendor shall agree to the conditions of the Metro Inc Recall Policy. Vendors must provide Metro Inc Quality Assurance department with a recall contact for 24/7 availability.

Agreement compliance indicated by:

Vendor Name:
(please print clearly)

Vendor Contact/Title:
(please print clearly)

Signature:

Date:

For any questions related to the requirements outlined herein, please contact:

Bianka Medeiros

Quality Assurance Manager - Private Label

Metro Ontario Inc

5559 Dundas St. W

Etobicoke, Ontario

M9B 1B9

Email: bianka.medeiros@metro.ca

Direct Line: 416-234-6062

Cell Number: 416-453-7388

15 / 18

SCHEDULE C

COMPLAINT HANDLING AND RECALL PROCEDURE

February 2022	Février 2022

Dear Vendor:	Madame / Monsieur,

A primary business goal of Metro Inc is the protection of our customers from products which may pose a health risk, have quality problems or potential safety hazards. The Metro Inc Recall Program requires all vendors, including brokers, to immediately notify a member of our Recall Team of any product recall or withdrawal. Contacting category managers, business managers or others, without notifying the recall team may cause delays and hamper the communication of issues to the appropriate recipients.	Le premier objectif de Metro Inc. est de protéger nos clients de tout produit qui pourrait présenter un danger, un risque pour la santé ou des problèmes de qualité. Le Programme de rappel de Metro indique qu'il est impératif que les fournisseurs et les courtiers signalent tout rappel ou retrait de produit immédiatement à notre équipe de gestion des rappels. Communiquer avec des gérants de catégorie, des gérants de mise en marché ou autres personnes sans d'abord aviser l'équipe de gestion des rappels peut retarder l'exécution du rappel et la communication des problèmes aux personnes compétentes.

RECALL TEAM / ÉQUIPE DE GESTION DES RAPPELS Metro Inc.
NAME NOM		PHONE NUMBER No DE TÉLÉPHONE	Region Région	EMAIL Adresse de courriel
Primary Contacts / Responsable	Sylvie Quenneville	(514) 771-2204	Quebec	rappelMetrorecall@metro.ca
	Jennifer Amirault	(416) 239-7171 x6478	Ontario

Alternate Contacts / Subtitut	Nadia Vaillancourt	(514) 328-8000 x8279	Quebec
	Anaïs Fillion	(514) 771-2204	Quebec
	Bianka Medeiros	(416) 239-7171 x6062	Ontario
	Sandy Bruce	(416) 239-7171 x6239	Ontario

Recall/Withdrawal Information Requirements:	Informations exigées sur le rappel/le retrait :

Timeliness, accuracy, and comprehensive details will allow us to provide a swift response to ensure the containment and removal of products found in our stores and distribution centres. Immediately following the decision to issue a recall or withdrawal please provide the following information to the Recall Contacts listed above.	Des informations rapides, exactes et détaillées nous permettront de travailler avec nos fournisseurs pour assurer la mise en retenue et l'enlèvement des produits qui se trouvent dans nos magasins et centres de distribution. Il faut donc, aussitôt la décision prise de procéder à un rappel ou un retrait, fournir les informations ci-dessous aux membres de l'équipe de gestion des rappels.

Date :	Click to enter text / Cliquer pour entrer le texte
Scope / Portée :	Choose / Choisir
Product name(s) / Nom du(des) produit(s) :	Click to enter text / Cliquer pour entrer le texte
Company name / Nom de la compagnie :	Click to enter text / Cliquer pour entrer le texte
Brand / Marque :	Click to enter text / Cliquer pour entrer le texte
Common name / Nom usuel :	Click to enter text / Cliquer pour entrer le texte
Flavour(s) or varieties / Arôme(s) ou variétés :	Click to enter text / Cliquer pour entrer le texte
Size / Format :	Click to enter text / Cliquer pour entrer le texte
Format :	Choose / Choisir If other, provide details / Si autre, fournir le détail : Click to enter text / Cliquer pour entrer le texte
UPC / CUP :	Click to enter text / Cliquer pour entrer le texte
Metro SAP number / Numéro SAP Metro :	Click to enter text / Cliquer pour entrer le texte
Product code and/or best before date / Code de production et/ou de péremption :	Click to enter text / Cliquer pour entrer le texte
Code's placement on packaging / Emplacement du code sur l'emballage :	Click to enter text / Cliquer pour entrer le texte
Reason for recall/withdrawal (provide details) / Motif du retait ou du rappel (fournir tous les détails) :	Click to enter text / Cliquer pour entrer le texte

16 / 18

In which province(s) was the product distributed / Dans quelle province le produit a-t-il été distribué? :	Choose / Choisir
Government notification / Instance gouvernementale avisée :	Choose / Choisir
Recall classification / Classe du rappel :	Choose / Choisir
Distribution method / Mode de distribution:	Choose / Choisir If other, provide details / Si autre, fournir le détail : Click to enter text / Cliquer pour entrer le texte
If warehouse, select all warehouses product was shipped to / Si produit en entrepôt, sélectionner tous les entrepôts où le produit a été livré.

Québec
☐ Pêcherie Atlantique (Montréal)
☐ Viandes et Surgelés (Montréal)
☐ Épicerie (Mérite 1) (Montréal)
☐ Jardin Laval (Laval)
☐ Viandes et Surgelés (Québec)
☐ Épicerie (Newton) (Québec)
☐ Épicerie (Saint-Jean-Port-Joli)

Ontario
☐ West Mall Grocery (Etobicoke)
☐ West Mall Frozen (Etobicoke)
☐ Vickers Produce (Etobicoke)
☐ Dundas Cold Chain (Etobicoke)
☐ Dundas Cold Chain Grocery (Etobicoke)
☐ Industrial/Bantree Grocery (Ottawa)
☐ Industrial Frozen (Ottawa)
☐ Bantree Produce (Ottawa)
☐ Industrial Cold Chain (Ottawa)

Other / Autres : Click to enter text / Cliquer pour entrer le texte

Provide PO(s) and date(s) / Fournir le(s) # de bon de commande et la (les) date(s) de livraison :
Click to enter text / Cliquer pour entrer le texte

If DSD, store distribution list must be provided / Si Livraison directe, une liste de magasins où le produit a été distribué doit être fournie.	☐ Confirm store distribution list attached / Confirmation qu'une liste de magasins où le produit a été distribué est fournie.
Affected banners / Bannières visées :	☐ Marché Richelieu	☐ Super C
	☐ Marchés AMI	☐ Metro Ontario
	☐ Métro	☐ Food Basics
Product disposal - store level / Disposition des produits - en magasin :	Choose / Choisir If other, provide details / Si autre, fournir le détail : Click to enter text / Cliquer pour entrer le texte
Product disposal - warehouse level (if applicable) / Disposition des produits - en entrepôt (si applicable) :	Choose / Choisir If other, provide details / Si autre, fournir le détail : Click to enter text / Cliquer pour entrer le texte
Additional information / Informations additionnelles :	Click to enter text / Cliquer pour entrer le texte
Quality Assurance contact information (name, title, phone, email) / Contact Assurance Qualité (nom, titre, # téléphone, courriel) :	Click to enter text / Cliquer pour entrer le texte
Sale Representative contact information (name, title, phone, email) / Contact représentant aux ventes (nom, titre, # téléphone, courriel) :	Click to enter text / Cliquer pour entrer le texte

17 / 18

GS1 RECALL PORTAL

Metro Inc. is also proud to support the GS1 Recall Portal. This application allows vendors to communicate recall information to numerous trading partners simultaneously.

We invite you to visit the GS1 site and encourage you to participate in this recall solution.

www.gs1ca.org

PORTAIL RAPPEL DE PRODUITS DE GS1

Metro Inc. est fière de soutenir le portail Rappel de produits de GS1 qui permet aux fournisseurs de communiquer simultanément aux nombreux partenaires commerciaux et intervenants les informations sur un rappel.

Nous vous invitons à visiter le site de GS1 et vous incitons à profiter de cette solution.

www.gs1ca.org

Metro is committed to providing our customers with high quality products at affordable prices. Given the demands placed on stores to action a product removal campaign, as of March 30th, 2018, an administrative fee will be charged to the supplier for each recall or withdrawal campaign.

For each product, a fee of $3,000 will be applied for each region where it is listed and an administrative processing fee of $250 for each warehouse where it is an active listing. All fees are subject to applicable taxes.

Failure to Notify Penalty:

Failure to notify the full Metro Recall Team prior to any CFIA Classed recall will result in an additional charge of $5,000.00. Continued failure to notify of CFIA recalls will result in a doubling of fines, $10,000 for the 2nd offence, $20,000 for the 3rd, etc. This policy applies to all vendors (DSD & warehouse) regardless of the vendor's size, number of SKU's provided or number of stores serviced. This failure to notify policy will be strictly enforced.

In addition to the above-described fees, credits for product shipped to stores will also be the responsibility of the supplier and will be processed separately from the recall notice.

If you have any questions, please feel free to contact any of the Recall Team members.

Yours truly,

Metro tient à offrir à sa clientèle des produits de qualité à prix abordable. Vu les efforts que l'exécution d'un retrait exige des magasins, les fournisseurs se verront imposer des frais administratifs pour chaque retrait ou rappel, en vigueur depuis le 30 mars 2018.

Pour chaque produit, des frais de 3 000 $ s'appliqueront pour chaque région de référencement ainsi que des frais administratifs de 250 $ par produit pour chaque entrepôt ayant un référencement actif pour le (les) produit (s). Toutes taxes applicables aux frais sont en sus.

Pénalité pour défaut d'avis :

Le défaut d'aviser toute l'équipe de gestion des rappels Metro avant l'émission de l'avis de rappel de l'ACIA entraînera une pénalité de 5000,00 $. Si le défaut d'aviser l'équipe de gestion des rappels se reproduit, la pénalité ira en se doublant à chaque infraction, soit 10 000,00 $ pour une deuxième infraction, 20 000,00 $ pour une troisième et ainsi de suite. Cette politique s'applique à tout fournisseur (en livraison directe ou à l'entrepôt) sans égard à la grosseur de l'entreprise, au nombre de SKU fournis ou au nombre de magasins desservis. La politique concernant le défaut d'avis sera rigoureusement appliquée.

En plus des frais ci-dessus, le fournisseur devra régler les crédits aux magasins pour les produits qui y ont été livrés. Ces crédits seront traités séparément de l'avis de rappel de produit.

Pour toute question, n'hésitez pas à communiquer avec un membre de l'équipe de gestion des rappels.

Recevez nos meilleures salutations.

18 / 18